Exhibit 99.1

Jianpu Technology Inc. Reports First Quarter 2023 Unaudited Financial Results

Beijing, May 29, 2023 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operational and Financial Highlights:

•	Total revenues from recommendation services for the first quarter of 2023 increased by 30.9% to RMB188.6 million (US$27.5 million) from RMB144.1 million in the same period of 2022, primarily driven by the increase in the number of loan applications and average fee per loan application for loan recommendation services by 7.7% year-over-year to approximately 4.2 million and 26.7% year-over-year to RMB14.7 (US$2.1), respectively, as well as the increase in the credit card volume by 22.2% year-over-year to approximately 1.1 million.

•	Revenues from big data and system-based risk management services resumed growth by an increase of 11.9% to RMB22.6 million (US$3.3 million) in the first quarter of 2023 from RMB20.2 million in the same period of 2022, mainly attributable to the increase in average spending per customer.

•	Revenues from marketing and other services[1] increased by 80.8% to RMB78.1 million (US$11.4 million) in the first quarter of 2023 from RMB43.2 million in the same period of 2022, mainly attributable to the increase of revenue from other new business initiatives, demonstrating the continued growth momentum in terms of category expansion.

•	Loss from operations was RMB23.6 million (US$3.4 million) in the first quarter of 2023, compared with RMB54.6 million in the same period of 2022. Operating loss margin was 8.1% in the first quarter of 2023, compared with 26.3% in the same period of 2022. The improvement in loss from operations was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from the Company’s continued efforts in efficiency improvement and cost optimization.

•	Net loss was RMB20.8 million (US$3.0 million) in the first quarter of 2023, compared with RMB53.0 million in the same period of 2022. Net loss margin was 7.2% in the first quarter of 2023, compared with 25.6% in the same period of 2022.

•	Non-GAAP adjusted net loss[2] was RMB19.4 million (US$2.8 million) in the first quarter of 2023, compared with Non-GAAP adjusted net loss[2] of RMB50.7 million in the same period of 2022. Non-GAAP adjusted net loss margin[2] was 6.7% in the first quarter of 2023, compared with 24.4% in the same period of 2022.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “Our capital-light platform and diversification strategies allowed us to deliver a robust revenue growth of 39.4% year-over-year in the first quarter 2023 despite the ongoing challenges caused by the lagging COVID effects. A noteworthy 60.8% year-over-year reduction in net losses culminated in a net loss margin of 7.2% in the first quarter, marking the third consecutive quarter of single-digit net loss margins.”

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

“We believe our business is well-positioned to benefit from the economic recovery thanks to our strong technological and operational capabilities, increasingly diversified revenue mix, ongoing efficiency gains, and disciplined cost controls. We aim to continue facilitating the digital transformation of financial industry and other categories and exploring the use of emerging Artificial Intelligence technologies like the Large Language Model to drive intelligent and inclusive finance,” concluded Mr. Ye.

“Our solid results in the first quarter of 2023 highlight our continued strategic focus on achieving a diversified and balanced revenue structure, improving operational efficiency and executing cost optimization initiatives. In the first quarter of 2023, our robust revenue growth was mainly driven by the increase in the recommendation services and marketing and other services, as well as the recovery of the big data and system-based risk management services. Driven by our improved productivity and continued cost optimization, we trimmed our Non-GAAP adjusted net loss2 by a substantial 61.7% year-over-year to RMB19.4 million (US$2.8 million) in the first quarter of 2023,” said Oscar Chen, Chief Financial Officer of Jianpu.

First Quarter 2023 Financial Results

Total revenues for the first quarter of 2023 were RMB289.4 million (US$42.1 million), compared with RMB207.6 million in the same period of 2022.

Total revenues from recommendation services increased by 30.9% to RMB188.6 million (US$27.5 million) in the first quarter of 2023 from RMB144.1 million in the same period of 2022.

Revenues from recommendation services for credit cards increased by 30.1% to RMB127.0 million (US$18.5 million) in the first quarter of 2023 from RMB97.6 million in the same period of 2022. Credit card volume increased year-over-year by 22.2% to approximately 1.1 million in the first quarter of 2023. The average fee per credit card was RMB114.3 (US$16.6) in the first quarter of 2023 and RMB110.0 in the same period of 2022, respectively.

Revenues from recommendation services for loans increased by 32.2% to RMB61.6 million (US$9.0 million) in the first quarter of 2023 from RMB46.6 million in the same period of 2022. The number of loan applications was approximately 4.2 million in the first quarter of 2023, representing a 7.7% increase from that in the same period of 2022. The average fee per loan application increased by 26.7% to RMB14.7 (US$2.1) in the first quarter of 2023 from RMB11.6 in the same period of 2022, resulting from a more optimized product mix.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Revenues from big data and system-based risk management services increased by 11.9% to RMB22.6 million (US$3.3 million) in the first quarter of 2023 from RMB20.2 million in the same period of 2022, mainly attributable to the increase in average spending per customer.

Revenues from marketing and other services1 increased by 80.8% to RMB78.1 million (US$11.4 million) in the first quarter of 2023 from RMB43.2 million in the same period of 2022, primarily due to the increase of revenue from other new business initiatives, demonstrating the continued growth momentum in terms of category expansion.

Cost of promotion and acquisition increased by 41.2% to RMB211.1 million (US$30.7 million) in the first quarter of 2023 from RMB149.5 million in the same period of 2022. The increase was primarily in line with the increase in the Company’s revenues from recommendation services and marketing and other services.

Cost of operation was RMB18.4 million (US$2.7 million) in the first quarter of 2023, which was relatively stable compared with RMB18.5 million in the same period of 2022.

Sales and marketing expenses decreased by 6.2% to RMB31.8 million (US$4.6 million) in the first quarter of 2023 from RMB33.9 million in the same period of 2022. The decrease was primarily due to the decreases in payroll expenses, rental expenses and travelling and entertainment expenses resulting from the Company’s continued efforts in cost optimization, partially offset by an increase in client service-related expenses.

Research and development expenses decreased by 15.1% to RMB25.3 million (US$3.7 million) in the first quarter of 2023 from RMB29.8 million in the same period of 2022, primarily due to the decreases in payroll expenses and rental expenses resulting from the Company’s continued efforts in cost optimization.

General and administrative expenses decreased by 13.4% to RMB26.4 million (US$3.9 million) in the first quarter of 2023 from RMB30.5 million in the same period of 2022, primarily due to the decreases in allowance for credit losses and payroll expenses resulting from the Company’s continued efforts in cost optimization, partially offset by an increase in professional fee.

Loss from operations was RMB23.6 million (US$3.4 million) in the first quarter of 2023, compared with RMB54.6 million in the same period of 2022. Operating loss margin was 8.1% in the first quarter of 2023, compared with 26.3% in the same period of 2022. The decrease in operating loss was mainly attributable to the increase in revenues and decrease in operating expenses resulting from the Company’s continued efforts in efficiency improvement and cost optimization.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Others, net represented a gain of RMB2.2 million (US$0.3 million) in the first quarter of 2023, compared with a gain of RMB2.8 million in the same period of 2022. The gain in the first quarter of 2023 was mainly attributable to the investment gain of RMB1.7 million from the investment in Conflux Global, a decentralized applications block-chain solution provider; while the gain in the first quarter of 2022 was mainly attributable to the gain arising from tax benefit for value-added tax of RMB2.2 million.

Net loss was RMB20.8 million (US$3.0 million) in the first quarter of 2023 compared with RMB53.0 million in the same period of 2022. Net loss margin was 7.2% in the first quarter of 2023, compared with 25.6% in the same period of 2022.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, was RMB19.4 million (US$2.8 million) in the first quarter of 2023, compared with RMB50.7 million in the same period of 2022. Non-GAAP adjusted net loss margin2 was 6.7% in the first quarter of 2023 compared with 24.4% in the same period of 2022.

Non-GAAP adjusted EBITDA3, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax benefits from net loss for the first quarter of 2023 was a loss of RMB18.9 million (US$2.8 million), compared with a loss of RMB48.1 million in the same period of 2022.

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and time deposits of RMB613.5 million (US$89.3 million), and working capital of approximately RMB342.4 million (US$49.9 million). Compared to those as of December 31, 2022, cash and cash equivalents, restricted cash and time deposits decreased by RMB70.7 million, which was primarily attributable to net cash used in operating activities.

Subsequent Events

In May 2023, the Company entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”), which is one of the subsidiaries of the Company before the completion of the share transfer. According to the share transfer agreement, at the closing, which is expected to be around mid-2023, the Company will transfer 35.5% of its shares to the founder of Newsky Wisdom and will no longer be the controlling shareholder of Newsky Wisdom. As of December 31, 2022 and March 31, 2023, the contribution of Newsky Wisdom to the Company in terms of both revenue and total assets was less than 5%. The share transfer is expected to have no material impact on the Company’s operations and financial position.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

3 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on May 29, 2023 (8:00 AM Beijing/Hong Kong Time on May 30, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 5, 2023, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	2517683

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR) Oscar Chen, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen

Suri Cheng, E-mail: suri.cheng@christensencomms.com

Tel: +86 185 0060 8364

Crystal Lai, E-mail: crystal.lai@christensencomms.com

Tel: +852 2232 3907

In US:

Christensen

Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands)	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	346,539	279,387	40,682
Restricted time deposits	297,634	293,664	42,761
Accounts receivable, net	189,665	235,973	34,360
Amount due from related parties	153	150	22
Prepayments and other current assets	46,537	54,399	7,921
Total current assets	880,528	863,573	125,746
Non-current assets:
Property and equipment, net	12,578	13,350	1,944
Intangible assets, net	18,339	19,855	2,891
Restricted cash and time deposits	40,059	40,448	5,890
Other non-current assets	10,758	9,886	1,440
Total non-current assets	81,734	83,539	12,165
Total assets	962,262	947,112	137,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	253,481	253,481	36,910
Accounts payable (including amounts billed through related party of RMB5,652 and RMB2,001 as of December 31, 2022 and March 31, 2023, respectively)	96,729	121,796	17,735
Advances from customers	46,920	53,449	7,783
Tax payable	9,662	10,754	1,566
Amount due to related parties	13,534	12,303	1,791
Accrued expenses and other current liabilities	88,871	69,361	10,100
Total current liabilities	509,197	521,144	75,885
Non-current liabilities:
Deferred tax liabilities	3,644	3,557	518
Other non-current liabilities	13,096	12,616	1,838
Total non-current liabilities	16,740	16,173	2,356
Total liabilities	525,937	537,317	78,241
Shareholders’ equity:
Ordinary shares	286	286	42
Treasury stock, at cost	(77,499)	(75,796)	(11,037)
Additional paid-in capital	1,891,266	1,890,959	275,345
Accumulated losses	(1,424,153)	(1,444,256)	(210,300)
Statutory reserves	2,027	2,027	295
Accumulated other comprehensive income	37,941	30,810	4,486
Total Jianpu’s shareholders’ equity	429,868	404,030	58,831
Noncontrolling interests	6,457	5,765	839
Total shareholders’ equity	436,325	409,795	59,670
Total liabilities and shareholders’ equity	962,262	947,112	137,911

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Three Months Ended March 31,
(In thousands except for number of shares and per share data)	2022	2023
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	46,552	61,630	8,974
Credit cards	97,587	127,006	18,494
Total recommendation services	144,139	188,636	27,468
Big data and system-based risk management services [b]	20,229	22,647	3,298
Marketing and other services 1[b]	43,190	78,105	11,373
Total revenues	207,558	289,388	42,139
Costs and expenses:
Cost of promotion and acquisition [c]	(149,521)	(211,053)	(30,732)
Cost of operation [d]	(18,476)	(18,391)	(2,678)
Total cost of services	(167,997)	(229,444)	(33,410)
Sales and marketing expenses [e]	(33,862)	(31,754)	(4,624)
Research and development expenses [e]	(29,765)	(25,332)	(3,689)
General and administrative expenses	(30,548)	(26,437)	(3,850)
Loss from operations	(54,614)	(23,579)	(3,434)
Net interest income/(expenses)	(1,321)	503	73
Others, net	2,773	2,228	324
Loss before income tax	(53,162)	(20,848)	(3,037)
Income tax benefits	125	81	12
Net loss	(53,037)	(20,767)	(3,025)
Less: net loss attributable to noncontrolling interests	(1,319)	(664)	(97)
Net loss attributable to Jianpu’s shareholders	(51,718)	(20,103)	(2,928)

Other comprehensive loss, net
Foreign currency translation adjustments	(2,795)	(7,159)	(1,042)
Total other comprehensive loss	(2,795)	(7,159)	(1,042)
Total comprehensive loss	(55,832)	(27,926)	(4,067)
Less: total comprehensive loss attributable to noncontrolling interests	(1,255)	(692)	(101)
Total comprehensive loss attributable to Jianpu’s shareholders	(54,577)	(27,234)	(3,966)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.12)	(0.05)	(0.01)
Diluted	(0.12)	(0.05)	(0.01)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(2.44)	(0.95)	(0.14)
Diluted	(2.44)	(0.95)	(0.14)
Weighted average number of shares
Basic	423,677,480	424,455,263	424,455,263
Diluted	423,677,480	424,455,263	424,455,263

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

[a] Including revenues from related party of RMB17 and RMB326 for the three months ended March 31, 2022 and 2023, respectively.

[b] Including revenues from related party of RMB1,172 and RMB813 for the three months ended March 31, 2022 and 2023, respectively.

[c] Including cost of promotion and acquisition from related party of nil and RMB8 for the three months ended March 31, 2022 and 2023, respectively.

[d] Including cost of operation from related party of RMB111 and RMB176 for the three months ended March 31, 2022 and 2023, respectively.

[e] Including expenses from related party of RMB116 and nil for the three months ended March 31, 2022 and 2023, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2022	2023
	RMB	RMB	US$
Net loss	(53,037)	(20,767)	(3,025)
Add: Share-based compensation expenses	2,321	1,377	201
Non-GAAP adjusted net loss	(50,716)	(19,390)	(2,824)
Add: Depreciation and amortization	1,435	1,082	158
Net interest expenses/(income)	1,321	(503)	(73)
Income tax benefits	(125)	(81)	(12)
Non-GAAP adjusted EBITDA	(48,085)	(18,892)	(2,751)